Exhibit 99.1

August 30, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., has been notified of the filing of a class action lawsuit by the Asociación de Defensa del Asegurado, Consumidores y Usuarios (ADACU), a local Argentine association focused on general consumer defense matters.

The class action lawsuit challenges certain of the Bank’s practices and disclosures to individual users of its financial services and seeks to cause the Bank to inform such users that unpaid debit balances (such as for current accounts, credit cards and loans) must be totally canceled by the Bank in the event of death or total disability without being able to collect from such users any type of commission and/or charge relating thereto. The class action lawsuit also demands the return of any amounts improperly collected in respect of the forgoing practice from March 21, 2016 (the effective date of BCRA communication “A” 5928) on.

The class action lawsuit (file number 5567/2019) is being administered before the National Commercial Court of First Instance No. 4, Secretariat No. 7.

The Bank is analyzing the content and implications of the class action lawsuit. In the event of an unfavorable resolution of the dispute described above, the Bank does not believe that such unfavorable resolution will have a significant impact on the Bank´s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.